New York City Key Market

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN NEW YORK CITY

In 2023 Dollars, Since Inception*

75 Projects	**$2.0B** HIT Investment Amount	**$8.0M** Building America NMTC Allocation	**$4.9B** Total Development Cost	**44,467** Housing Units Created or Preserved (92% affordable)
$6.3B Total Economic Impact	**26.2M** Hours of Union Construction Work	**29,358** Jobs Across Industries	**$3.0B** Total Wages and Benefits	**$407.1M** State and Local Tax Revenue Generated

* Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of March 31, 2024. Economic impact data is in 2023 dollars and all other figures are nominal.